Filed pursuant to Rule 424(b)(3) Registration File No. 333-148332

PROSPECTUS

Derma Sciences, Inc.

10,714,275 Shares of
Common Stock

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        The shareholders of Derma Sciences listed below are offering and selling 10,714,275 shares of common stock under this prospectus. We will not receive any part of the proceeds from sales of the shares.

        Our common stock is quoted on the National Association of Securities Dealers OTC Bulletin Board trading under the ticker symbol “DSCI”. On December 24, 2007 the closing price for the common stock as reported by the OTC Bulletin Board was $0.80.

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        These shares involve risks. See “Risk Factors” beginning on page 3.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus is January 2, 2008.

DERMA SCIENCES

        We market and sell three lines of products. Our wound care products consist of basic and advanced dressings, ointments, sprays and adhesive strips designed to manage and treat a wide range of chronic and non-chronic skin conditions. Our specialty fastener products consist of sterile pressure sensitive adhesive wound closure strips and catheter fasteners. Our general purpose and specialized skincare products consist of bath sponges, body washes, shampoos, an incontinent wash, a moisture barrier ointment, skin moisturizers and lotions, hand washes and sanitizers and a hard surface disinfectant.

        We sell our products through our own direct sales force and through independent distributors and manufacturers’ representatives. Our primary customers are nursing homes, hospitals, clinics and home healthcare agencies and, with respect to adhesive strips, medical, industrial and retail facilities. Our products are available throughout the United States, Canada and in other select international markets.

        Our executive offices are located at 214 Carnegie Center, Suite 300, Princeton, New Jersey and our telephone number is (609) 514-4744.

RISK FACTORS

        This investment involves a high degree of risk and you should purchase shares only if you can afford a complete loss of your investment. Consider carefully these risk factors and other information in this prospectus.

        The potential increase in common shares due to the conversion, exercise or vesting of outstanding underlying securities may have a depressive effect upon the market value of the Company’s shares.

        Up to 17,486,646 shares of the Company’s common stock are potentially issuable upon the conversion, exercise or vesting of outstanding convertible preferred stock, warrants, options and restricted stock awards (“underlying securities”). The shares of common stock potentially issuable upon conversion, exercise or vesting of underlying securities are substantial compared to the 33,829,755 shares of common stock currently outstanding.

        Earnings per share relative to the Company’s common stock, as and when generated, will be calculated assuming the issuance of all dilutive underlying securities. Earnings per share of common stock will be substantially diluted by the existence of these underlying securities regardless of whether they are converted, exercised or issued. This dilution of earnings per share could have a depressive effect upon the market value of the Company’s common stock.

        The Company has generated only nominal income and it cannot guarantee future profitability.

        The Company incurred a net loss of $238,662 (unaudited) in the first nine months of 2007, earned net income of $668,739 in 2006, $22,241 in 2003, $61,368 in 2002 and $192,398 in 2001 and incurred losses of $1,099,990 in 2005, $2,338,693 in 2004, $2,581,337 in 2000 and $2,998,919 in 1999. At September 30, 2007, the Company had an accumulated deficit of $13,655,943 (unaudited). Although the Company achieved profitability in 2006, 2003, 2002 and 2001, the Company cannot offer any assurance that it will be able to generate sustained or significant earnings in the future.

        The Company’s stock price has been volatile and this volatility is likely to continue.

        Historically, the market price of the Company’s common stock has been volatile. The high and low prices for the years 2001 through 2006 and the first eleven months of 2007 are set forth in the table below:

Derma Sciences, Inc.Trading Range – Common Stock

Year	Low	High

2001	$0.22	$0.80
2002	$0.35	$0.85
2003	$0.35	$2.30
2004	$0.43	$1.90
2005	$0.42	$0.78
2006	$0.45	$0.90
2007(*)	$0.58	$0.95

(*) January 1 through November 30.

        Events that may affect the Company’s common stock price include:

•	Quarter to quarter variations in its operating results;
•	Changes in earnings estimates by securities analysts;
•	Changes in interest rates or other general economic conditions;
•	Changes in market conditions in the wound care and skin care industries;
•	The introduction of new products either by the Company or by its competitors; and
•	The loss of a major customer.

        Although all publicly traded securities are subject to price and volume fluctuations, it is likely that the Company’s common stock will experience these fluctuations to a greater degree than the securities of more established and better capitalized organizations.

        Some of the information in this prospectus may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and may be subject to the safe harbor created by that section. You can identify these statements by noting the use of forward-looking terms like “believes,” “expects,” “plans,” “estimates” and other similar words. Risks, uncertainties or assumptions that are difficult to predict may affect these kinds of statements. The preceding risk factors and other cautionary statements could cause our actual operating results to differ materially from those expressed in any forward-looking statement. We caution you to keep in mind the preceding risk factors and other cautionary statements and to refrain from placing undue reliance on any forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1204, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549 and you can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like Derma Sciences, that file electronically with the SEC. Additional information about Derma Sciences can also be found at our Web site at http://www.dermasciences.com.

        The SEC allows us to “incorporate by reference” the information from the documents we file with them which means that we can disclose important information to you by referring you to those documents. The information which we incorporate by reference is part of this prospectus. Additional information that we file with the SEC will automatically update previous information. We incorporate the following documents by reference into this prospectus:

(a)	The Company’s registration statement on Form 8-A effective May 13, 1994.
(b)	The Company’s annual report on Form 10-KSB filed April 2, 2007 for the year ended December 31, 2006. (c) The Company’s notice of annual meeting of shareholders and definitive proxy statement filed April 4, 2007 relative to the election of directors and ratification of the appointment of Ernst & Young LLP as Derma Sciences’ independent registered public accounting firm for the year ending December 31, 2007.
(c)	The Company’s notice of annual meeting of shareholders and definitive proxy statement filed April 4, 2007 relative to the election of directors and ratification of the appointment of Ernst & Young LLP as Derma Sciences’ independent registered public accounting firm for the year ending December 31, 2007.

(d)	The Company’s current report on Form 8-K filed March 27, 2007 relative to the restatement of the Company’s financial statements for the three- and six-month periods ended June 30, 2005, the three- and nine-month periods ended September 30, 2005, the year ended December 31, 2005, the three-month period ended March 30, 2006, the three- and six-month periods ended June 30, 2006 and the three- and nine-month periods ended September 30, 2006.
(e)	The Company’s current report on Form 8-K filed March 29, 2007 relative to the Company’s execution of a patent and technology license agreement with Quick-Med Technologies, Inc.
(f)	The Company’s quarterly report on Form 10-QSB filed May 15, 2007 for the three-month period ended March 31, 2007. (g) The Company’s quarterly report on Form 10-QSB filed August 14, 2007 for the three- and six-month periods ended June 30, 2007.
(h)	The Company’s current report on Form 8-K filed November 8, 2007 relative to the Company’s execution of a patent license agreement with the University of Southern California.
(i)	The Company’s quarterly report on Form 10-QSB filed November 13, 2007 for the three- and nine-month periods ended September 30, 2007.
(j)	The Company’s current report on Form 8-K filed November 15, 2007 relative to the Company’s private sale of 8,571,420 shares of the Company’s common stock at $0.70 per share together with 2,142,855 five-year warrants to purchase one share of common stock at the price of $0.77 per share.
(k)	The Company’s current report on Form 8-K filed November 15, 2007 relative to the Company’s termination of a revolving credit facility with CapitalSource Finance, LLC and the Company’s entering into a revolving credit facility with Merrill Lynch Business Financial Services, Inc.
(l)	The Company’s current report on Form 8-K filed November 15, 2007 relative to the Company’s acquisition of substantially all of the assets of the first aid division of NutraMax Products, Inc.

        All documents filed by Derma Sciences pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the filing of a post effective amendment to the registration statement which indicates that all shares of common stock offered by this registration statement have been sold, or which deregisters all shares of common stock then remaining unsold, are incorporated by reference into this prospectus from the date of filing of these documents. Any statement contained in this prospectus or in a document incorporated in this prospectus by reference will be considered modified or replaced for purposes of this prospectus if the statement is modified or replaced by a statement in a later document that also is incorporated by reference in this prospectus.

        This prospectus is part of a registration statement we filed with the SEC under the Securities Act of 1933. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules that were filed with it. The statements contained in this prospectus as to the contents of any contract or any other document are not necessarily complete. We qualify any statement by reference to the copy of the contract or document filed as an exhibit to the registration statement. If you would like a copy of any document incorporated in this prospectus by reference (other than exhibits unless these exhibits are specifically incorporated by reference in a document), you can call or write to us at our principal executive offices, Attention: Edward J. Quilty, President and Chief Executive Officer, at 214 Carnegie Center, Suite 300, Princeton, New Jersey 08540, telephone (609) 514-4744. We will provide this information upon written or oral request and without charge to any person, including a beneficial owner, to whom a copy of this prospectus is delivered.

        We have not authorized any dealer, salesperson or other individual to give any information or to make any representation not contained or incorporated by reference in this prospectus. If you receive any of that kind of information or if any of those types of representations are made to you, you must not rely on the information or representations as having been authorized by Derma Sciences. Also, you must not consider that the delivery of this prospectus or any sale made under it implies that the affairs of Derma Sciences have remained unchanged since the date of this prospectus or that the information contained in this prospectus is correct or complete as of any time after the date of this prospectus.

        This prospectus and any supplement to this prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities covered by this prospectus to any person in any jurisdiction in which this offer or solicitation is unlawful.

USE OF PROCEEDS

        All of the net proceeds from the sale of the shares will go to the selling shareholders who offer and sell their shares. Accordingly, we will not receive any proceeds from the sale of the shares.

SELLING SHAREHOLDERS

        On November 8, 2007, we privately sold to LB I Group Inc. and Panacea Fund, LLC 6,428,560 and 2,142,860 shares, respectively, of our common stock at $0.70 per share (the “Common Stock”). The Common Stock was “bundled” with five-year warrants to purchase one share of common stock at a per share price of $0.77 (the “Warrants”) in the ratio of one warrant for each four shares of Common Stock purchased. Common stock potentially issuable to LB I Group

Inc. and Panacea Fund, LLC upon exercise of the Warrants (the “Underlying Common Stock”) is in the amount of 1,607,140 and 535,715, respectively. The term “selling shareholders” refers both to LB I Group Inc. and Panacea Fund, LLC. At the time of acquisition of the Common Stock and Warrants, no selling shareholder had any agreements or understandings, directly or indirectly, with any person relative to distribution of these securities.

        We have agreed with the selling shareholders to register the Common Stock and Underlying Common Stock. We also agreed with the selling shareholders to use our best efforts to keep the registration statement effective until the earlier of (1) such time as all of the Common Stock and Underlying Common Stock have been disposed of pursuant to and in accordance with the registration statement, or (2) the date on which the Common Stock and Underlying Common Stock may be sold pursuant to Rule 144(k) of the Securities Act. Our registration of the Common Stock and Underlying Common Stock does not necessarily mean that the selling shareholders will sell all or any of these securities.

        The following table presents information regarding the selling shareholders’ ownership of our common stock as of December 1, 2007. We determine each selling shareholder’s pre-offering ownership by assuming that all warrants held by the selling shareholder have been exercised. We determine each selling shareholder’s post-offering ownership by assuming that all of the shares offered by this registration statement are sold. No selling shareholder has had any position, office or other material relationship with Derma Sciences, or any of its affiliates, during the past three years other than as an owner of our securities:

Selling Shareholders	Beneficial Owners (1)	Shares Beneficially Owned	Shares Offered Hereby	Shares to be Owned After Offering	Percentage of Outstanding Shares to be Owned After Offering

LB I Group Inc.	Same	8,035,700	8,035,700	0	0.0%
Panacea Fund, LLC	Same	2,678,575	2,678,575	0	0.0%

Total Shares		10,714,275	10,714,275	0

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(1)     The term “Beneficial Owners” refers to those entities that maintain voting and dispositive authority relative to the shares. “Same” in the Beneficial Owners column indicates that the subject selling shareholders and beneficial owners are identical.

PLAN OF DISTRIBUTION

        The selling shareholders, including donees, pledgees, transferees or other successors-in-interest selling shares of Common Stock or Underlying Common Stock (collectively, the “Registered Shares”) received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their Registered Shares on any stock exchange, market or trading facility on which the Registered Shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling shareholders gift, pledge or otherwise transfer the Registered Shares, such transferees may offer and sell the Registered Shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling shareholders under this prospectus.

        The selling shareholders may use any one or more of the following methods when disposing of Registered Shares:

•	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	Block trades in which the broker-dealer will attempt to sell the Registered Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
•	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	An exchange distribution in accordance with the rules of the applicable exchange;
•	Privately negotiated transactions;
•	Short sales;
•	Through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
•	A combination of any such methods of sale; and
•	Any other method permitted pursuant to applicable law.

        The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the Registered Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Registered Shares, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

        In connection with the sale of the Registered Shares, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Registered Shares in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver the Registered Shares to close out their short positions, or loan or pledge the Registered Shares to broker-dealers that in turn may sell same. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Registered Shares which such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The aggregate proceeds to the selling shareholders from the sale of the Registered Shares offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Registered Shares to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the Warrants by payment of cash, however, we will receive the exercise price of the Warrants.

        The selling shareholders also may resell all or a portion of the Registered Shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

        We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Registered Shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the Registered Shares against certain liabilities, including liabilities arising under the Securities Act.

        We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the Registered Shares.

LEGAL MATTERS

        For the purposes of this offering, Hedger & Hedger, 2 Fox Chase Drive, P.O. Box 915, Hershey, Pennsylvania, 17033, is giving its opinion on the validity and non-assessability of the shares.

EXPERTS

        The consolidated financial statements of Derma Sciences, Inc. and Subsidiaries as of and for the year ended December 31, 2006 appearing in Derma Sciences, Inc.‘s annual report on Form 10-KSB for the year ended December 31, 2006 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. The consolidated financial statements of Derma Sciences, Inc. and Subsidiaries as of and for the year ended December 31, 2005 appearing in Derma Sciences, Inc.‘s annual report on Form 10-KSB for the year ended December 31, 2006 have been audited by J.H. Cohn LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.